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                                                  ROCHESTER, NY  14604-2701

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BAUSCH & LOMB MAKES "BEST AND FINAL" OFFER FOR WESLEY JESSEN

o BAUSCH & LOMB SENDS LETTER TO WESLEY JESSEN INCREASING ITS OFFER TO $35.55 PER SHARE IN CASH

o TENDER OFFER EXPIRATION DATE EXTENDED TO MAY 31, 2000

FOR RELEASE MONDAY, MAY 8, 2000
-------------------------------

      ROCHESTER, N.Y. - Bausch & Lomb Incorporated (NYSE: BOL) today announced that it has made its "best and final" offer to purchase Wesley Jessen VisionCare, Inc. (Nasdaq: WJCO). In a letter to Wesley Jessen's Chairman, President and Chief Executive Officer Kevin Ryan, Bausch & Lomb Chairman and Chief Executive Officer William M. Carpenter formally increased the offer to purchase all of the outstanding shares of Wesley Jessen to $35.55 per share in cash. (The full text of the letter is attached.) This best and final offer represents a premium of 55 percent over Wesley Jessen's closing price on Monday, March 20, 2000, immediately after the announcement of its proposed merger with Ocular Sciences, Inc. (Nasdaq: OCLR).
      Bausch & Lomb is extending its tender offer for all outstanding shares of common stock of Wesley Jessen (and associated preferred share purchase rights) from the prior expiration date of midnight Eastern time on Friday, May 12, 2000, to 6:00 PM Eastern time on Wednesday, May 31, 2000. Accordingly, the tender offer and withdrawal rights will expire at 6:00 PM Eastern time on Wednesday, May 31, 2000, unless Bausch & Lomb further extends the tender offer. As of 3:00 PM Eastern time on Monday, May 8, 2000, approximately 22,866 shares of Wesley Jessen common stock (and associated preferred share purchase rights) had been validly tendered and not withdrawn pursuant to the tender offer.
                                    - more -

      The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, Bausch & Lomb's Offer to Purchase, dated April 3, 2000, as supplemented from time to time, and the related letter of transmittal. Wesley Jessen stockholders should read such documents completely prior to making any decision as to the tender offer.
      UBS Warburg LLC is financial advisor to Bausch & Lomb and Dealer
Manager for the tender offer and MacKenzie Partners, Inc. is acting as Information Agent. Wachtell, Lipton, Rosen & Katz is Bausch & Lomb's counsel.
                                    # # #


Investor Relations Contact:
Angela Panzarella
716-338-6025 office
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This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Wesley Jessen common stock. The solicitation of offers to buy Wesley Jessen common stock is only made pursuant to the Offer to Purchase and related materials that Bausch & Lomb has made available to Wesley Jessen stockholders and that will be filed with the SEC as part of the tender offer statement. Wesley Jessen stockholders are able to obtain the tender offer statement, including the Offer to Purchase and related materials, for free at the SEC's Web site at www.sec.gov. Wesley Jessen stockholders are urged to carefully read those materials prior to making any decisions with respect to the offer.
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This release contains some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC.
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Bausch & Lomb Incorporated is the preeminent global technology-based healthcare company for the eye, dedicated to helping consumers SEE, LOOK and FEEL better through innovative technology and design. Its core businesses include soft and rigid gas permeable contact lenses, lens-care products, ophthalmic surgical and pharmaceutical products. The company is advantaged with some of the most respected brands in the world starting with its name, Bausch & Lomb(R), and including SofLens66(TM), PureVision(TM), Boston(R), ReNu(R), and Storz(R). Founded in 1853 in Rochester, N.Y., where it continues to have its headquarters, the company has pro-forma annual revenues of approximately $1.8 billion and employs approximately 12,000 people in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world. Additional information about the company can be found on Bausch & Lomb's Worldwide Web site at http://www.bausch.com.
CF24-0500

Attachment to Bausch & Lomb News Release, Monday, May 8, 2000
-------------------------------------------------------------

            LETTER FROM MR. WILLIAM M. CARPENTER TO MR. KEVIN RYAN


May 8, 2000


Mr. Kevin J. Ryan
Chairman, President and Chief Executive Officer
Wesley Jessen VisionCare, Inc.
333 East Howard Avenue
Des Plaines, IL  60018-5903


Dear Kevin:

On Thursday March 23, 2000 we submitted an offer to acquire Wesley Jessen for $34 per share. The Wesley Jessen Board of Directors rejected this offer and asked us to conduct due diligence to determine whether we could submit an improved, "best and final" offer. Then, on April 24th Wesley Jessen announced that unspecified "discussions" were taking place with a "third party". No additional information has been made available concerning these discussions since that announcement. Despite our request for an even-handed process, we are unable to ascertain what process, if any, Wesley Jessen is conducting in order to maximize value to its stockholders.

Nonetheless, in order to bring closure to this matter and to let the Wesley Jessen stockholders decide on a fully informed basis, we have determined that we will submit a best and final proposal for the acquisition of Wesley Jessen. Accordingly, we are increasing the price in our outstanding tender offer to $35.55 per share.

This is our best and final price. When we spoke in early March, before you announced the transaction with Ocular Sciences, I stated that we would offer a cash transaction in the "high $30s" if we could work cooperatively, find further synergies and assure the business fit. While much of what we have learned has confirmed our strategic objectives, we have also found approximately $80 million of unanticipated transaction costs, most of which have been imposed or made public by Wesley Jessen since our conversations in early March:

                                       Total Cost          Cost per
                                      ($ millions)   Wesley Jessen Share (1)
                                      ------------   --------------------
Ocular Sciences Break-up Fee               $25               $1.23
CEO Retention Agreement                     14               0.69
New Employee Severance Agreements           26               1.28
Bain Capital Fee                             7               0.34
BT Alex Brown Fee                            7               0.34
Termination of Marketing Agreement           1               0.05
                                     --------------------------------------
       Total                               $80               $3.93
(1)   Assumes 20.3 million gross fully diluted shares outstanding

May 8, 2000
Mr. Kevin J. Ryan
Page 2

We have not included in the above costs the fees of your current advisors (Bear Stearns, Innisfree M&A Inc. and Sard Verbinnen & Co.), the fees of our advisors, or the cost of achieving any synergies. Of course, we had assumed in our tender price a level of costs and fees that would be customary in a transaction of this nature, but that level will not accommodate the extraordinary costs which apparently have been incurred or committed to by Wesley Jessen.

You have stated that you received advice from Bear Stearns that Bausch & Lomb could pay as much as $42 per share for Wesley Jessen without incurring dilution. Unfortunately, we believe this assessment is not analytically correct. We believe the Bear Stearns analysis (1) did not take into account any costs associated with the transaction and (2) did not accurately reflect the current interest rate environment and our cost of capital. We have communicated these shortcomings to Bear Stearns.

Given the significant additional costs of the transaction, we believe that your stockholders will understand that this increased offer represents a full and fair price. Our final price of $35.55 represents a 55% premium to the closing price of the Wesley Jessen stock immediately after the announcement of your proposed merger with Ocular Sciences. We believe our proposal is substantially more attractive to your stockholders than the proposed no-premium merger with Ocular Sciences. As with your proposed Ocular Sciences merger, the Hart Scott Rodino waiting period for our Offer expired last week and it is therefore not subject to any U.S. regulatory delays.

We believe that our proposal represents a full and fair offer and that it is in the best interests of your stockholders. We stand ready to enter into a definitive agreement with you and can close on a transaction promptly. Our offer, as amended, remains subject to the conditions set forth in the Offer to Purchase dated April 3, 2000 as well as the condition that there be no action by Wesley Jessen, or new information concerning Wesley Jessen, that adversely affects value.

In connection with this increase, we intend to extend our offer until 6:00pm on May 31, 2000 to afford your stockholders ample time to understand the merits of our proposal compared to whatever transaction may be contemplated by the reported discussions with a third party, and to let them decide for themselves whether to realize the immediate value reflected in our offer.

We expect that if you give your stockholders an informed choice, they will tender into our offer. Accordingly, if, by May 31, you do not enter into negotiations with us, or if less than a majority of the shares have been tendered, we intend to let our offer expire on that date.

We look forward to hearing from you.

Sincerely,

William M. Carpenter
Chairman and Chief Executive Officer
Bausch & Lomb Incorporated